                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-92957



                            PARKWAY PROPERTIES, INC.
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

         This prospectus supplement (the "Supplement") is part of, and should be read in conjunction with, the prospectus dated February 1, 2000 (the "Prospectus") relating to the Parkway Properties, Inc. Dividend Reinvestment and Stock Purchase Plan.

         The changes described in this Supplement will become effective on January 1, 2003 for the January 31, 2003 investment date.

- The discount applicable to common shares purchased using reinvested dividends or optional cash investments has been reduced from 3% to 1%. The purchase price for shares of common stock under the plan will depend on how you purchase the shares and on whether we issue new shares to you or the plan obtains your shares by purchasing them in the open market as follows:

  - The purchase price for shares that the plan administrator purchases directly from us with reinvested dividends or optional cash investments within the plan limits will be 99% of the average daily high and low sales price for a share of our common stock reported by the New York Stock Exchange for the five days, on which trades of our stock occur, immediately prior to the applicable investment date. In no event, however, will the purchase price be less than 95% of the average of the high and low sales price for our common stock on the applicable investment date.

  - The purchase price for shares purchased directly from us with optional cash investments made with requests for waiver will be 99% of the average of the daily high and low sales price of our stock on the New York Stock Exchange for the ten trading days, on which our stock trades, immediately prior to the applicable investment date.

  - The purchase price for any shares you purchase through the plan that the plan administrator purchases from parties other than Parkway, either on the open market or in privately negotiated transactions, rather than directly from us, will be 99% of the weighted average price per share actually paid by the plan administrator, including any brokerage commissions.

- The current administrator of the plan is Computershare Trust Company, Inc., successor to Harris Trust and Savings Bank. You may contact the plan administrator at:

                        Computershare Trust Company, Inc.
                        Dividend Reinvestment Services
                        P.O. Box A3309
                        Chicago, Illinois 60690-3309
                        (877) 588-4124
                        web.queries@computershare.com

         Information on the cover page of the Prospectus and in the Prospectus under the captions "Summary of the Plan -- Purchase Price" and "Summary of the Plan -- Administration" and the responses to Questions 2, 6, 11, 22, 27, 35 and 37 under the heading "Terms and Conditions of the Dividend Reinvestment and Stock Purchase Plan" should be read in light of the information contained in this Supplement.


September 13, 2002                             Prospectus Dated February 1, 2000